                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.     3    )*
                                          ---------

                            The NWNL Companies, Inc.
- -------------------------------------------------------------------------------
                               (Name of Issuer)

                                    Common
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  62945T-10-4
                        ------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 6 Pages

CUSIP NO.    393070-10-7           13G                        Page 2 of 6 pages

- -------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS.  S.S or I.R.S.
     IDENTIFICATION NOS. OF ABOVE PERSONS
     First Bank System Inc.
     601 2nd Ave. South
     Minneapolis MN 55402-4302
     Tax I.D. No.: 41-0255900
- -------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) / /
                                                (b) / /

- -------------------------------------------------------------------------------
 3   SEC USE ONLY



- -------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware  U.S.A.

- -------------------------------------------------------------------------------
                              5   SOLE VOTING POWER
  NUMBER OF                                            *
   SHARES                     -------------------------------------------------
BENEFICIALLY                  6   SHARED VOTING POWER
  OWNED BY                                             *
    EACH                      -------------------------------------------------
  REPORTING                   7   SOLE DISPOSITIVE POWER
   PERSON                                              *
    WITH                      -------------------------------------------------
                              8   SHARED DISPOSITIVE POWER
                                                       *
- -------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       *

- -------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- -------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                       Less than 5%

- -------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     H.C.

- -------------------------------------------------------------------------------



                      SEE INSTRUCTION BEFORE FILLING OUT!

                                                             Page 3 of 6 pages

ITEM 1

     a.  NAME OF ISSUER:

         The NWNL Companies, Inc.

     b.  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The NWNL Companies, Inc.
         20 Washington Avenue South
         Minneapolis, Minnesota 55440

ITEM 2

     a.  NAME OF PERSON(S) FILING:

         First Bank System, Inc.

     b.  ADDRESS OF PERSON'S FILING PRINCIPAL EXECUTIVE OFFICES:

          601 2nd Ave. South
          Minneapolis, MN 55402-4302
          United States

     c.   TITLE OF CLASS OF SECURITIES:

          COMMON

     d.   CUSIP NUMBER:

          62945T-10-4

ITEM 3

          The person filing this statement is a:
          (g) [x] Parent Holding Company

ITEM 4

          OWNERSHIP:

          a.   Amount beneficially owned                                *
          b.   Percentage of Class                           Less than 5%
          c.   Number of shares as to which such person has:

               1.   Sole power to vote or direct the vote               *
               2.   Shared power to vote or direct vote                 *
               3.   Sole power to dispose or direct the disposition     *
               4.   Shared power to dispose or direct the disposition   *

ITEM 5

          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  (XX)

                                                             Page 4 of 6 pages

ITEM 6

        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from sale of such securities. To our knowledge no interest of any such persons is more than 5% of the class.

ITEM 7

        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRE THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        See Exhibit A

ITEM 8

        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable

ITEM 9

        NOTICE OF DISSOLUTION OF GROUP

        Not Applicable

ITEM 10

        CERTIFICAITON

        Not Applicable
        Statement filed pursuant to Rule 13d - 2(b)

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  Febuary 10, 1994


/s/Bruce L. Wilson
- -----------------------
Bruce L. Wilson
Vice President

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D. C. 20549

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

                                  EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

     First Trust National Association   First Bank National Association
     180 East Fifth Street, Suite 200   601 2nd Ave South
     St. Paul, Minnesota 55101          Minneapolis, Minnesota 55402-4302

     Colorado National Bank             First Trust Company of North
     P.O. Box 5548                      Dakota National Association
     Denver, Colorado 80217             505 Second Avenue North
                                        Fargo, North Dakota 58102

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                             EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that First Bank System, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).